September 13, 2021 U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549 Attention: Katherine Hsu and Eathen Gums	Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America T: +1 312 782 0600 F: +1 312 701 7711 mayerbrown.com

Re:	Nissan Auto Leasing LLC II

Nissan-Infiniti LT LLC

Registration Statement on Form SF-3

File Nos. 333-258304 and 333-258304-01

Dear Ms. Hsu and Mr. Gums:

On behalf of Nissan Auto Leasing LLC II (the “Depositor”), and in response to the letter (the “Comment Letter”) dated August 26, 2021 with respect to the above-captioned Registration Statement on Form SF-3 (the “Registration Statement”) from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) on Form SF-3. For your convenience, we are delivering to you via email a copy of this letter, together with a copy of Amendment No. 1 that has been marked to show the changes from the Registration Statement as filed on July 30, 2021, as well as a clean copy of Amendment No. 1 and the exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Please note that the page references in our responses below refer to the marked copy of Amendment No. 1. Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the depositor under Regulation AB.

Form of Prospectus

Summary of Risk Factors

Summary of Risk Factors, page 13

1.

To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks. See the Commission’s Guidance Regarding

Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

Response

We have revised the disclosure on pages 16 and 25 of the prospectus to address the potential impact to investors of climate related events, including the unknown potential impact of future legislation or regulation that relates to climate change.

Risk Factors

Risks Associated with Floating Rate Notes, page 14

2.

Your disclosure contemplates the possibility of issuing notes tied to LIBOR and includes a description of risks to floating rate noteholders associated with the upcoming elimination of LIBOR but does not describe remedies available to noteholders. Please describe all remedies available to noteholders of floating rate certificates tied to LIBOR after the upcoming elimination of LIBOR.

Response

Unlike floating rate notes issued with a benchmark based exclusively on LIBOR, the floating rate notes offered under the prospectus will have a floating rate based on a disclosed reference rate. Although the reference rate (referred to in the disclosure as the “Benchmark”) initially will be LIBOR, the disclosure clearly describes on pages 87 through 90 of the prospectus the methodology for determining the Benchmark. Therefore, we do not be believe that specific remedy need be provided to the holders of floating rate notes in the contemplated circumstance where the interest rate is calculated in accordance with the terms of the securities at the time of issuance. If the issuing entity fails to pay interest on the notes in accordance with the terms of the indenture and the other transaction documents, then such failure would constitute an event of default. Please see pages 108 through 110 for a description of the applicable events of default and a description of the applicable remedies upon an event of default.

3.

In this regard, we further note that Section 316(b) of the Trust Indenture Act (“TIA”) generally provides that the right of any holder of an indenture security to receive payment of principal and interest when due may not be impaired or affected without the consent of that holder. As the TIA is applicable, it appears that replacing LIBOR rates of the floating rate notes with an alternative benchmark following the cessation of the publication of LIBOR likely could require noteholder consent pursuant to Section 316(b) of the TIA (in addition to the contractual consent requirements noted above), which we understand would be very difficult to obtain. Please also revise your prospectus disclosure to set forth all remedies available to noteholders due to the practical effect of the potential application of Section 316(b) of the TIA to LIBOR-linked notes following LIBOR cessation.

Response

As noted, the TIA generally provides that the right of any holder of an indenture security to receive payment of principal and interest when due may not be impaired or affected without the consent of that holder. However, unlike transactions where payments on floating rate notes are based on LIBOR with no alternative reference rate, the prospectus clearly discloses to investors that the floating rate notes will have a floating interest rate based on the “Benchmark”. The Benchmark is not simply LIBOR; instead, the Benchmark is (a) initially, LIBOR and, (b) if an “Alternate Rate Event” has occurred, then the applicable “Alternative Benchmark Rate”, plus the “Benchmark Spread Adjustment” (each of which terms is defined in the prospectus on pages 88 through 90 and is determinable based on objective criteria). Consequently, the investor is acquiring a floating rate note with an interest rate calculated pursuant to a methodology that is disclosed in the prospectus and incorporated into the terms of the note at the time of purchase by the investor. Accordingly, we do not view Section 316(b) of the TIA as applicable in the circumstances contemplated by the prospectus.

Risks related to Characteristics, Servicing, and Performance of the Leases, page 16

4.

To the extent that you believe that Registrant’s leases are concentrated in specific geographic regions of the United States and that this concentration presents risk to noteholders, please revise your risk factor description to disclose what regions are affected. To the extent you know the reason for this geographic concentration of leases, please disclose the reason within the risk factor description.

Response

We have revised the disclosure on page 16 of the prospectus to disclose those states that generally have a higher geographic concentration of leases in NMAC’s overall lease portfolio and to disclose the related reason.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7776, Lindsay O’Neil, at (312) 701-8933, or the Depositor’s in-house counsel, Timothy Hauck, at (615) 571-9101. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Timothy Hauck

Lindsay M. O’Neil